UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

MI Developments Inc.

(Name of Issuer)

Class B Voting Shares

(Title of Class of Securities)

55304X 20 3

(CUSIP Number)

Kenneth G. Alberstadt Akerman Senterfitt LLP 335 Madison Avenue, Suite 2600 New York, NY 10017 (212) 880-3817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 2 of 5 Pages

CUSIP No. 55304X 20 3
1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): FAIR ENTERPRISE LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 20,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 20,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 70,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

Page 3 of 5 Pages

CUSIP No. 55304X 20 3
1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): BERGENIE ANSTALT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 20,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 20,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 70,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 21 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“Mr. Stronach”), on September 8, 2003, as previously amended, with respect to the Class B Voting Shares (the “Class B Shares”) of MI Developments Inc., an Ontario, Canada corporation (the “Company”). This Amendment No. 21 is being filed to add Fair Enterprise Limited (“Fair Enterprise”) and Bergenie Anstalt (“Bergenie”) as reporting persons with respect to Amendment No. 20 to the Statement, which was filed with the Commission on February 3, 2011 (“Amendment No. 20”) to report the execution and delivery of certain agreements related to the proposed reorganization of the Company previously reported in Amendment No. 18 to the Statement (the “Reorganization”). The information set forth in Amendment No. 20, including the exhibits thereto, are hereby expressly incorporated by reference in response to all items of this Amendment No. 21 and is supplemented by information specifically provided herein.

Item 1. Security and Issuer.

The information previously reported in Item 1 of Amendment No. 20 is incorporated herein by reference.

Item 2. Identity and Background.

This Statement is being filed by Bergenie and Fair Enterprise (jointly, the “Reporting Persons”). The information set forth on Schedule A is hereby incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The information previously reported in Item 3 of Amendment No. 20 is incorporated herein by reference.

Item 4. Purpose of the Transaction.

The information previously reported in Item 4 of Amendment No. 20 is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Persons may be deemed to beneficially own Class B Shares as follows:

•

Bergenie does not hold any Class B Shares directly. Bergenie and Fair Enterprise may each be deemed to beneficially own 20,000 Class B Shares held by Fair Enterprise, representing approximately 3.7% of the Class B Shares.

The Reporting Persons may be deemed to constitute a group with respect to the acquisition, holding, voting and disposition of Class B Shares beneficially owned by 445327, the Stronach Trust, Mr. Stronach and each Reporting Person. The filing of this amendment shall not be construed as an admission that such a group exists or that any Reporting Person beneficially owns any Class B Shares that are held or beneficially owned by any other Reporting Person or by 445327, the Stronach Trust or Mr. Stronach. Without limitation of the foregoing, each Reporting Person disclaims beneficial ownership of Class B Shares held by any other person or entity for purposes other than U.S. securities law purposes.

(b)	Mr. Stronach, Bergenie and Fair Enterprise may be deemed to share voting and dispositive power over the Class B Shares held by Fair Enterprise. Each other Reporting Person may be deemed to have sole voting and dispositive power over the Class B Shares beneficially owned by such Reporting Person.

(c)	There have been no transactions in the Company’s shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by the persons listed in Schedule A during the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class B Shares reflected on the cover pages to this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

The information previously reported in Item 6 of Amendment No. 20 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit A        Joint Filing Agreement

The information previously reported in Item 7 of Amendment No. 20 is incorporated herein by reference.

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2011

BERGENIE ANSTALT

By:	KRP Corporate Services Trust reg. Director of Bergenie Anstalt

By:	/s/ Peter Meyer
	Name:	Peter Meyer - Director
	Title:	Authorized Signing Officer

By:	/s/ Anna Bereuter
	Name:	Anna Bereuter - Director
	Title:	Authorized Signing Officer

FAIR ENTERPRISE LIMITED

By:	/s/ Kevin Mercury
	Name:	Kevin Mercury
	Title:	EFG Trust Company Limited - Director Authorized Signing Officer

By:	/s/ Sharon Burrows
	Name:	Sharon Burrows
	Title:	EFG Trust Company Limited - Director Authorized Signing Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Executive Officers and Directors of Bergenie Anstalt

The following table sets forth the name, business address and present principal occupation of each director and executive officer of Bergenie Anstalt. Citizenship of each Director and/or Officer is set out below.

Name	Principal Occupation	Business Address

Peter Meyer (citizen of Switzerland)	Director, KRP Corporate Services Trust reg.; Director, Kaiser Ritter Partner Trust Services Ansalt (Trust Company)	c/o Pflugstrasse 10/12 FL-9490 Vaduz Liechtenstein

KRP Corporate Services Trust reg. (registered Liechtenstein Trust)	Trust Company	Postfach 1157 Pflugstrasse 10/12 FL-9490 Vaduz Liechtenstein

Anna Bereuter (citizen of Austria)	Director, KRP Corporate Services Trust reg.; Director, Kaiser Ritter Partner Trust Servcies Anstalt (Trust Company)	c/o Pflugstrasse 10/12 FL-9490 Vaduz Liechtenstein

Executive Officers and Directors of Fair Enterprise Limited

The following table sets forth the name, business address and present principal occupation of each director and executive officer of Fair Enterprise Limited. Citizenship of each Director and/or Officer is set out below.

Name	Principal Occupation	Business Address

EFG Trust Company Limited (incorporated in Jersey)	Financial services Limited provider	c/o EFG Reads Trust Company Limited P.O. Box 641, No. 1 Seaton Place St. Helier, Jersey JE4 8YJ

EFG Corporate Services Limited (incorporated in Jersey)	Financial services Limited provider	c/o EFG Reads Trust Company Limited P.O. Box 641, No. 1 Seaton Place St. Helier, Jersey JE4 8YJ

EFG Secretaries Limited (incorporated in Jersey)	Financial services Limited provider	c/o EFG Reads Trust Company Limited P.O. Box 641, No. 1 Seaton Place St. Helier, Jersey JE4 8YJ

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts, and any further amendments related thereto, and hereby affirm that such Statement on Schedule 13D/A and any such further amendments are being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 8, 2011

BERGENIE ANSTALT

By:	KRP Corporate Services Trust reg. Director of Bergenie Anstalt

By:	/s/ Peter Meyer
	Name:	Peter Meyer - Director
	Title:	Authorized Signing Officer

By:	/s/ Anna Bereuter
	Name:	Anna Bereuter - Director
	Title:	Authorized Signing Officer

FAIR ENTERPRISE LIMITED

By:	/s/ Kevin Mercury
	Name:	Kevin Mercury
	Title:	EFG Trust Company Limited - Director
Authorized Signing Officer

By:	/s/ Sharon Burrows
	Name:	Sharon Burrows
	Title:	EFG Trust Company Limited - Director
Authorized Signing Officer